Exhibit 99.2

OTONOMO TECHNOLOGIES LTD. 16 ABBA EBAN BLVD. HERZLIYA PITUACH 467256, ISRAEL

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Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 20, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, date and return this proxy card promptly to Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 11:59 p.m. Eastern time on August 20, 2023. In case you are delivering or mailing this proxy card to Company’s executive offices located at 16 Abba Eban Blvd., Herzliya Pituach, Israel, it must be received by no later than 6:59 a.m. Israel time, on August 21, 2023.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	V20324-TBD

OTONOMO TECHNOLOGIES LTD.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.

1.  To approve, pursuant to Section 320 of the Companies Law, the merger by and among the Company, Urgent.ly Inc. (“Urgently”), and U.O Odyssey Merger Sub Ltd. (“Merger Sub”), including approval and adoption of:

(i) the merger transaction contemplated by the Agreement and Plan of Merger, dated February 9, 2023 (the “Merger Agreement”), pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a direct wholly owned subsidiary of Urgently (the “Merger”);

(ii)  the Merger Agreement;

(iii) the consideration to be received by the Company’s shareholders in the Merger, other than holders of “Excluded Shares” (as defined in the Merger Agreement), consisting of a number of shares of Urgently common stock equal to the Exchange Ratio (as defined in the Merger Agreement), subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the effective time of the Merger (the “Effective Time”);

(iv) the purchase of a tail endorsement to the Company’s current directors’ and officers’ liability insurance policy for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and

(v)   all other transactions and arrangements contemplated by the Merger Agreement.

	For ☐	Against ☐	Abstain ☐

Under the Companies Law, your vote cannot be counted towards the majority required for Proposal 2 unless you provide the foregoing important confirmation.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 2 for the Meeting, this Proxy will be voted “FOR” Proposal 2 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than the deadline for receipt of proxy cards as indicated above.

Directions

If you have any questions on how to fill out the proxy card, please contact D.F. King & Co., the Company’s proxy solicitation firm, banks and brokers call at (212) 269-5550, toll-free at (800) 290-6426, e-mail: OTMO@dfking.com, who will advise you as to how to submit your vote.

					Yes	No

Important Instructions for Item 1:

PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 1A BELOW TO CONFIRM IF YOU ARE A SHAREHOLDER LISTED IN SECTION 320(C) OF THE ISRAELI COMPANIES LAW, 5759-1999 (“COMPANIES LAW”) (i.e., IF YOU ARE URGENTLY, MERGER SUB OR AN URGENTLY RELATED PERSON (AS SUCH TERM IS DEFINED IN THE PROXY STATEMENT FOR THE MEETING)).

Under the Companies Law, your vote cannot be counted towards the majority required for Proposal 1 unless you provide the foregoing important confirmation.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 1 for the Meeting, this Proxy will be voted “FOR” Proposal 1 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than the deadline for receipt of proxy cards as indicated above.

Directions

If you have any questions on how to fill out the proxy card, please contact D.F. King & Co., the Company’s proxy solicitation firm, banks and brokers call at (212) 269-5550, toll-free at (800) 290-6426, e-mail: OTMO@dfking.com, who will advise you as to how to submit your vote.

1a.   Are you Urgently, Merger Sub, or an Urgently Related Person, or anyone acting on behalf of Urgently, Merger Sub or an Urgently Related Person?

You must mark this Item 1a for your vote to be counted in Proposal 1.

	Yes ☐	No ☐

2a.   Are you a “controlling shareholder” of the Company and/or do you have a “personal interest” (each as defined in the Companies Law and detailed in the Proxy Statement) in the approval of Proposal 2?

You must mark this Item 2a for your vote to be counted in Proposal 2.

3.  To approve the payment of a transaction retention bonus to Ms. Bonnie Moav, the Company’s Chief Financial Officer, with respect to the portion of such bonus which exceeds the maximum amount permitted under the Company’s compensation policy, as described in the Proxy Statement and subject to the terms set forth in the retention award agreement attached to the Proxy Statement.

Important Instructions for Item 3:

PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 3A BELOW TO CONFIRM IF YOU ARE A “CONTROLLING SHAREHOLDER” (WITHIN THE MEANING OF THE COMPANIES LAW) OR IF YOU HAVE A “PERSONAL INTEREST” (WITHIN THE MEANING OF THE COMPANIES LAW) IN THE APPROVAL OF ITEM 3.

Under the Companies Law, your vote cannot be counted towards the majority required for Proposal 3 unless you provide the foregoing important confirmation.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 3 for the Meeting, this Proxy will be voted “FOR” Proposal 3 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than the deadline for receipt of proxy cards as indicated above.

					☐ For ☐	☐ Against ☐	Abstain ☐
Directions

2.  To approve the payment of a transaction retention bonus to Mr. Benjamin Volkow, the Company’s Chief Executive Officer and Chairman of the Company’s board of directors, as described in the Proxy Statement and subject to the terms set forth in the retention award agreement attached to the Proxy Statement.

Important Instructions for Item 2:

PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 2A BELOW TO CONFIRM IF YOU ARE A “CONTROLLING SHAREHOLDER” (WITHIN THE MEANING OF THE COMPANIES LAW) OR IF YOU HAVE A “PERSONAL INTEREST” (WITHIN THE MEANING OF THE COMPANIES LAW) IN THE APPROVAL OF ITEM 2.

	For ☐	Against ☐	Abstain ☐

If you have any questions on how to fill out the proxy card, please contact D.F. King & Co., the Company’s proxy solicitation firm, banks and brokers call at (212) 269-5550, toll-free at (800) 290-6426, e-mail: OTMO@dfking.com, who will advise you as to how to submit your vote.

3a.   Are you a “controlling shareholder” of the Company and/or do you have a “personal interest” (each as defined in the Companies Law and detailed in the Proxy Statement) in the approval of Proposal 3?

You must mark this Item 3a for your vote to be counted in Proposal 3.

					Yes ☐	No ☐

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

OTONOMO TECHNOLOGIES LTD.

August 21, 2023

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Important Notice Regarding the Availability of Proxy Materials for the

Special General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

V20325-TBD

OTONOMO TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Otonomo Technologies Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Benjamin Volkow, Chief Executive Officer and Chairman of the Board of Directors of the Company, and Ms. Maya Nassie-Neeman, General Counsel of the Company, and each of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote any and all of the Company’s ordinary shares, no par value per share (“Ordinary Shares”), held in my name on the Company’s books as of July 20, 2023, at the Special General Meeting of Shareholders to be held at the executive offices of the Company located at 16 Abba Eban Blvd., Herzliya Pituach, Israel on August 21, 2023 at 5:00 p.m. Israel local time (or as otherwise adjourned or postponed) (the “Meeting”). By my signature, I hereby revoke any and all proxies given prior to the date hereof.

(Continued and to be signed on the reverse side)